Exhibit 99.1

Virtual Annual Meeting of Holders of Common Shares of Kinross Gold Corporation

(the “Issuer”)

May 8, 2024

REPORT OF VOTING RESULTS

National Instrument 51-102 Continuous Disclosure Obligations Section 11.3

Item 1: Election of Directors

The nominees listed on the Management Information Circular dated March 12, 2024 were elected as Directors of the Company to hold office for the ensuing year or until their successors are elected or appointed. The Company received the following votes from the holders of Common Shares with respect to the election of the ten nominees:

NAME	VOTES IN FAVOUR	%	VOTES WITHHELD	%
Kerry D. Dyte	763,966,358	95.76%	33,838,456	4.24%
Glenn A. Ives	790,145,889	99.04%	7,658,922	0.96%
Ave G. Lethbridge	773,109,953	96.90%	24,694,858	3.10%
Michael A. Lewis	789,269,572	98.93%	8,535,239	1.07%
Elizabeth D. McGregor	796,309,472	99.81%	1,495,338	0.19%
Catherine McLeod-Seltzer	681,020,185	85.36%	116,784,572	14.64%
Kelly J. Osborne	789,473,477	98.96%	8,331,333	1.04%
George Paspalas	794,628,439	99.60%	3,176,371	0.40%
J. Paul Rollinson	796,291,562	99.81%	1,513,249	0.19%
David A. Scott	796,515,263	99.84%	1,289,547	0.16%

Item 2: Appointment of Auditors

KPMG LLP were appointed auditors of the Corporation to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditors. The Company received the following votes from the holders of Common Shares with respect to the election of auditors:

	NUMBER OF VOTES	%
FOR the motion	839,757,579	97.41%
WITHHELD from the motion	22,364,699	2.59%
Total	862,122,278

May 8, 2024

Item 3: Reconfirmation of Shareholders Rights Plan

The Company received the following votes from the holders of Common Shares with respect to the reconfirmation of the Shareholder Rights Plan:

	NUMBER OF VOTES	%
FOR the motion	759,363,511	95.18%
AGAINST the motion	38,441,303	4.82%
Total	797,804,814

Item 4: Executive Compensation

The Company received the following votes from the holders of the Common Shares with respect to the advisory resolution on Kinross’ approach to executive compensation:

	NUMBER OF VOTES	%
FOR the motion	743,795,499	93.23
AGAINST the motion	54,009,309	6.77%
Total	797,804,808

KINROSS GOLD CORPORATION

/s/ Lucas R. Crosby
Lucas R. Crosby
Vice President, General Counsel, Corporate and Corporate Secretary